CERTIFICATE OF QUALIFICATION

AMC Mining Consultants (Canada) Limited
Suite 202, 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4

Telephone: +1 604 669 0044
Fax: +1 604 669 1120
Email:mshannon@amcconsultants.com

I, John Morton Shannon, P.Geo., do hereby certify that:

1.	I am a Principal Geologist and Geology Manager for AMC Mining Consultants (Canada) Limited, Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2.	I graduated with a BA Mod Nat. Sci. in Geology from Trinity College Dublin, Ireland in 1971.

3.

I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Association of Professional Geoscientists of Ontario, and a member of the Canadian Institute of Mining, Metallurgy and Petroleum

4.

I have practiced my profession continuously since 1971, and have been involved in mineral exploration and mine geology for a total of 43 years since my graduation from university. This has involved working in Ireland, Zambia, Canada, and Papua New Guinea. My experience is principally in base metals and gold.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of parts of Sections 1 14 and 26 of the Technical Report titled “San Dimas Property San Dimas District, Durango and Sinaola States, Mexico, Technical Report for Primero Mining Corp.”, dated 18 April 2014. I have visited the San Dimas Property on 19-20 March 2012.

7.	I have prior involvement with the property that is the subject of the Technical Report, as I was responsible for items in the previous Technical Report which has an effective date of 16 April 2012.

8.	I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 17 April, 2014

Original signed and sealed by
_______________________________
John Morton Shannon, P.Geo.
AMC Mining Consultants (Canada) Limited